UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, June 2026

Commission File Number 001-42606

CONCORDE INTERNATIONAL GROUP LTD

(Translation of registrant’s name into English)

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Letter of Offer to Acquire An Equity Interest in Subsidiary

Concorde International Group Ltd. (the “Company”) has received a Letter of Offer to acquire a majority equity interest in YOOV Group Holding Limited, its wholly owned subsidiary.

The Company’s Board of Directors and management shall carefully review and consider the terms of the offer, and enter into negotiations with the offeror on an exclusive basis in accordance with the conditions of the offer.

More details of the offer and updates of the negotiations relating thereto shall be released at a later date.

The foregoing description of the offer is not complete.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2026	CONCORDE INTERNATIONAL GROUP LTD.

	By:	/s/ Swee Kheng Chua
Swee Kheng Chua
Chief Executive Officer and Chairman

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